 EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“the Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate report - Withdrawal of Class Action against Bezeq

Further to the description in Section 2.18(e) of the chapter containing a description of the Company’s business affairs in its periodic report for 2016, concerning a claim together with a class action certification motion for an estimated NIS 112 million, which had been filed with the Tel Aviv District Court against the Company on grounds that the Company acted deceptively by offering certain customers a discount to upgrade Internet speed for no additional cost and subsequently charging a portion of those customers for the upgrade (subscribers who had signed up to a discounted plan or first-year subscribers), immediate notification is hereby provided that on April 3, 2017, a ruling was rendered in the claim approving the petitioner’s motion to withdraw the class action certification motion and dismissing the petitioner’s personal claim, after the Company referred the court, in its response, to advertisements indicating the exclusions to the offer, which did not apply to the aforementioned subscribers.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.